UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 7)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05709R103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 67,421,117*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 19.9%*

14.		Type of Reporting Person (See Instructions): IA

*As of March 1, 2012 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based on the Company’s Report of Foreign Private Issuer for the Month of February 2012, filed on Form 6-K with the United States Securities and Exchange Commission, as of February 3, 2012, there were 339,563,275 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.9% of the Common Shares issued and outstanding as of the Filing Date.  In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 4.                    Purpose of Transaction.

Item 4 is hereby amended by adding the following after the sixteenth paragraph thereof:

On February 24, 2012, the Reporting Person, on behalf of the Fund, issued a press release, a copy of the press release is attached to this Schedule 13D, as amended, as Exhibit 7.11.

On February 28, 2012, the Reporting Person, on behalf of the Fund, issued a press release, a copy of the press release is attached to this Schedule 13D, as amended, as Exhibit 7.12.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following after the tenth paragraph thereof:

7.11           Press Release, dated February 24, 2012, from the Reporting Person, on behalf of the Fund.

7.12           Press Release, dated February 28, 2012, from the Reporting Person, on behalf of the Fund.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                               March 1, 2012

                                                                                               MOUNT KELLETT CAPITAL MANAGEMENT LP

                                                                                               By:  Mount Kellett Capital Management GP LLC,
                                                                                                        its general partner

                                                                                            By:  /s/ Jonathan Fiorello
                                                                                                           Jonathan Fiorello
                                                                                                           Chief Operating Officer

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 7.11

MOUNT KELLETT RESPONDS TO BASELESS COMPLAINT
FILED BY BAJA MINING CORP.

Vancouver, British Columbia, February 24, 2012 – Mount Kellett Capital Management LP (“Mount Kellett”) today issued the following statement in response to the tactically motivated and  unfounded complaint filed by Baja Mining Corp. (TSX:BAJ) (OTCQX: BAJFF) (“Baja”) with the British Columbia Securities Commission on February 23rd, 2012, regarding Mount Kellett:

“This filing is entirely without merit and is nothing more than a transparent attempt by Baja to use frivolous legal proceedings to distract Baja shareholders from the real issue at hand: the self-dealing and web of conflicts of the management and Board of Baja.  Mount Kellett has complied fully with all Canadian securities laws.

“Mount Kellett remains resolved in our efforts to nominate two highly qualified shareholder nominees to the Baja board.  We look forward to the support of Baja shareholders at the special shareholders’ meeting on April 3, 2012.”

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $6 billion in assets under management.

Contacts

Kingsdale Communications Inc.
Karen Chodzicki, 416-867-2335

or

Sard Verbinnen & Co
Dan Gagnier / Sarah Brown, 212-687-8080

EXHIBIT 7.12

MOUNT KELLETT URGES SHAREHOLDERS TO SUPPORT CHANGE
TO THE BAJA BOARD

Oversight is Required to Stop the Greenslade Agenda of Enriching Family and Friends

Urges Shareholders To Vote BLUE Proxy FOR Both Independent Shareholder Nominees

Vancouver, British Columbia, February 28, 2012 – Mount Kellett Capital Management LP (“Mount Kellett”), today urged fellow shareholders of Baja Mining Corp. (TSX:BAJ) (OTCQX: BAJFF) (“Baja” or the “company”) to vote for two new independent shareholder nominees at the Special Meeting of Shareholders to be held on April 3, 2012.  For more information on how to vote the BLUE proxy, as well as access to other important materials, please visit www.ShareholdersForBaja.com.

Mount Kellett asks shareholders to consider the following:

The Door is Still Wide Open for Related Party Transactions:  After Mount Kellett exposed the pursuit of a transaction with Catalyst Copper Corp. that would primarily serve the financial interests of Baja’s CEO, John Greenslade, his family and his hand-picked board members, the company claims that “while Baja's management has considered investing in Catalyst, Baja has no current intention [emphasis added] of doing so” and offers a weak and highly conditional commitment to seek the approval of disinterested shareholders for an investment.  The facts are clear: Baja management and the current board have regularly ignored or manipulated their own announced policies for their own benefit.  Why should shareholders trust them now?   What other related party transactions are Mr. Greenslade and the board planning?  Shareholders need truly independent directors on the board to stop self-enriching related party transactions before they happen.

Cronyism and Egregious Compensation: Mr. Greenslade and friends have shown a pattern of misrepresenting the facts to benefit themselves.  In particular, the stock option plan shareholders voted on at the 2011 Annual General Meeting was presented by Mr. Greenslade as “essential to hire senior management candidates and key personnel.”  Instead, huge stock options grants were awarded to newly appointed, interlocking directors, Mr. Gerald Prosalendis, Mr. François Marland and Mr. Giles Baynham. Since joining one another's boards, in a short 18 month period, Messrs. Greenslade, Marland, Baynham, and Prosalendis have exchanged more than $4,000,000 in value from options.

Independent Shareholder Nominees Are Urgently Needed:  There is an irrefutable need to elect new directors that are independent of Mr. Greenslade and his friends to watch out for the interests of all Baja shareholders.  The recent actions by Baja to attempt to clean up its corporate governance and deny related party transactions is entirely a result of the spotlight that Mount Kellett has put on the company.  New, truly independent oversight is needed to ensure policy changes are permanent and adhered to in practice, something that we believe will not happen with a board that is tightly controlled by Mr. Greenslade.

Independent shareholder nominees must be added to the Baja board to watch out for the interests of the public shareholders from the inside.  Given the conduct of Baja’s current board, it is the only sure method to uphold good corporate governance, prevent self-dealing and enrichment and protect shareholder value.

Mount Kellett encourages shareholders to carefully review the Proxy Circular mailed on February 23, 2012 and vote only their BLUE proxy in advance of the proxy voting deadline of March 30, 2012 at 7:00 am (Vancouver Time).

Voting Instructions: If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services at 1-888-518-1562 or 1-416-867-2272 (collect calls accepted).

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $6 billion in assets under management.

Contacts

Kingsdale Communications Inc.
Karen Chodzicki, 416-867-2335

or

Sard Verbinnen & Co
Dan Gagnier / Sarah Brown, 212-687-8080